

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 16, 2012

<u>By E-Mail</u>

Steven Wolosky, Esq.
Olshan Grundman Frome Rosenzweig & Wolosky LLP
65 East 55th Street
New York, NY 10022

> **Re: USA Technologies, Inc.**
> **Preliminary Proxy Statement filed by S.A.V.E. Partners et al.**
> **Filed on May 7, 2012**
> **File No. 1-33365**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Proxy Statement</u>

<u>General</u>

1. Please respond to the comment letter that was issued on May 8, 2012.

2. We note that the SAVE website presents information from the 2009 proxy contest with the company alongside material regarding this year's proxy contest, which may be confusing to investors. Please revise to distinguish the soliciting material that pertains to this year's proxy contest from SAVE's prior contest.

3. Further, please revise or delete the following inappropriate disclaimers that appear under the "Terms and Conditions" of the SAVE website

- "Nothing on this Site is intended to be…a recommendation whether or how to vote any proxy or any other kind of recommendation….;" and

- "The Sponsor is not soliciting any action based upon the Site and…this Site should not be construed as a solicitation to procure, withhold or revoke any proxy."

Reasons for the Solicitation, page 8

We are concerned about the Company's stock price performance, page 8

4. We note your statement that "[o]ver the past one-, five- and ten-year periods ended May 1, 2012, the Company's share price declined approximately 45.0%, 84.7% and 95.2%, respectively." Please revise to include the actual stock prices and trading dates to which you are referring.

We have a business plan to fix and grow the Company's business…, page 9

5. Please revise to clarify that the SAVE nominee's plans could change subject to their fiduciary duty to stock holders if elected.

6. Please revise to reconcile the plan to reduce dilution and the plans to issue options to the board and employees.

Proposal No.1: Election of Directors, page 13

7. We note the participants reserve the right to vote for unidentified substitute nominees. Advise us, with a view toward revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Voting and Proxy Procedures, page 19

8. We note the disclosure in the proxy statement that shareholders who return SAVE's proxy card will only be able to vote for SAVE's seven nominees and will not have the opportunity to vote for the two other seats. Please revise, here and on the proxy card, to disclose that shareholders will be disenfranchised with respect to voting for the two other nominees.

Solicitation of Proxies, page 21

9. We note that you may employ various methods to solicit proxies, including mail, advertisement, facsimile, telephone, telegraph, internet, and in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

10. In your next amendment, please revise to fill-in the estimated total cost of the solicitation and the costs incurred to date.

Incorporation by Reference, page 24

11. We note that this filing refers security holders to information that will be contained in the issuer's proxy statement for the annual meeting. We presume that the participants intend to rely upon Rule 14a-5(c) to fulfill certain disclosure obligations. Please note that we believe that reliance upon Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. If the participants determine to disseminate their proxy statement prior to the distribution of the company's proxy statement, the participants must undertake to provide any omitted information to security holders in the form of a proxy supplement. Please advise as to the participants' intent in this regard.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Peggy Kim

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: Michael Niedell, Esq.